                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: VoiceStream Wireless Corporation
                                              Exchange Act File Number 000 29667

THE FOLLOWING IS A SLIDE PRESENTATION USED BY DEUTSCHE TELEKOM AG ON NOVEMBER 30, 2000.

Deutsche Telekom

Conference Call
November 30, 2000


Deutsche Telekom                              Conference Call; November 30, 2000

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's, VoiceStream's, and Powertel's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transactions referenced in this presentation, which has been preliminarily filed with the Securities and Exchange Commission (Commission) and any amendments thereto because it contains, and any amendments thereto will contain, important information. The proxy statement/prospectus has been filed with the Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom, VoiceStream, and Powertel at the Commission's website or at the Commission's public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc.,
Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017;


Deutsche Telekom                              Conference Call; November 30, 2000

Strategy and Highlights

Dr. Ron Sommer
CEO


Deutsche Telekom                              Conference Call; November 30, 2000

Highlights

Delivering on promises

-    T-Mobile

     -     VoiceStream/Powertel: closing expected H1/01

     -     UMTS licences secured in all countries with existing operations

     -     Subscriber base doubled to 26.5 million

     -     T-Motion up and running

-    T-Online

     -     Expanding European leadership with 7 million subscribers

     -     Ya.com closed in October 2000

-    T-Systems

     -     Green light for debis Systemhaus closing - new CEO in place

     -     Newly created electronic market places demonstrate B2B leadership

-    T-Com

     -     Over 450,000 T-DSL accesses sold (as per November 27)

     -     T-ISDN and calling plans increasingly important for access revenues

     -     Strong volume growth in PSTN of 18.1% to 164 billion minutes


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 4

Digestion Phase

Setting the stage

- Environment for telcos has changed through UMTS licenses and build-out costs

-    Financing has developed into a key competitive advantage

- Europe is changing from a sellers' to a buyers' market with an impact on company prices

-    Political environment not ripe for European consolidation yet


We are not missing out on anything in the short term


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 5

Key Priorities

A full program for the near future

RECENT ACQUISITIONS                 E BILLION*
-------------------                 ----------
VoiceStream (pending)                 59.7
One2One                               11.3
Powertel (pending)                     6.9
debis Systemhaus                       4.4
MATAV (increase)                       2.2
Media One                              2.1
Club Internet                          1.9
max.mobil. (increase)                  1.1
Slovak Telecom                         1.0
Croatian Telecom                       0.8
comdirect                              0.7
SIRIS                                  0.7
Ya.com                                 0.6
Beta research                          0.5
                                      ----
Total                                 93.9
                                      ====

*At time of announcement.

-    Integrating acquisitions amounting to E 94 billion

-    Improving operational performance

- Building the business of tomorrow based on UMTS, system solutions and broadband internet


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 6

US Mobile Market

The right market at the right time

- Due to the regulatory environment (734 different 800 MHz and 493 different 1,900 MHz license areas) and 5 different technical standards (analogue, CDMA, TDMA, GSM, iDEN), the development of the US mobile market is lagging behind Europe/Japan

- Assuming an 85% penetration rate for the U.S., the market still has a potential for 150 million new wireless customers

- According to our experience in Germany only approximately 50% of analogue customers can be migrated within the same operator. For the U.S. this would mean an additional 35-40 million potential customers for the digital networks


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 7

The German
Telecommunications Market (1)

One of the most liberal markets in  the world

-    Unbundling of the local loop and wireless local loop

-    Mandatory billing for competitors

-    Free number portability

-    Call-by-call and preselection

-    Interconnection (call-origination and termination)

-    Regulation on prices (incl. price-cap)

-    Universal service obligation


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 8

The German
Telecommunications Market* (2)

One of the most liberal markets in  the world

- 443 licences issued to run a fixed network or offer voice telephony services

-    Deutsche Telekom has signed interconnection agreements with 118 competitors

-    Agreements on access to the unbundled local loop signed with 93 competitors

-    Over 4,000 co-location rooms installed

-    Over 50,000 Interconnection ports installed

*All Data as of September 30, 2000

Deutsche Telekom                              Conference Call; November 30, 2000
                                                                          Page 9

Growth Drivers

Strong operational performance

Million                                        Q3/00         1999          Q3/99        1999-Q3/00       Q3/99-Q3/00
MAJORITY-CONTROLLED MOBILE SUBSCRIBERS          26.5          15.7          13.1            69%              102%

    -    Germany: T-Mobil (GSM)                 16.1           9.1           7.7            77%              109%
    -    UK: One 2 One                           7.1           4.2           3.3            69%              115%
    -    Austria: max.mobil.                     1.9           1.5           1.3            27%               46%
    -    Hungary: Westel*                        1.4           0.9           0.8            56%               75%
T-ONLINE ACCOUNTS**                              7.0           4.2           3.6            67%               94%
TELEPHONE LINES (INCL. ISDN CHANNELS)           48.9          47.8          47.4             2%                3%
         of which: ISDN channels                16.2          13.3          12.4            22%               31%
   -     residential customers***                7.6           6.0           5.4            27%               41%
   -     business customers***                   8.6           7.3           7.0            18%               23%

* Held directly and indirectly by MATAV, adjusted by 1999 figures.

** Including 0.5 million Club Internet and 0.5 million Ya.com subscribers.

*** In 2000, small and medium-sized enterprises were reclassified under business customers.


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                         Page 10

Projected T-D1 Customer Migration

Assuming 6 UMTS players and full migration to 3G at end of  2010

                 [Projected T-D1 Customer Migration BAR CHART]


[Chart describing full migration from 2G/2.5G to 3G from 1998 to the end of 2010 as rising from 5 million 2G/2.5G subscribers in 1998 to 25 million 3G subscribers in 2010]


Deutsche Telekom                              Conference Call; November 30, 2000

T-MOTION

Up and Running

-     Headquartered in London with currently more than 100 employees

-     German portal launched at end of September



Operational statistics (6 weeks after launch)

-     Number of subscribers > 10,000

-     Accesses per day > 60,000

-     Average usage time per session: 2 min

-     Best used services

                           [NOKIA-CELL PHONE GRAPHIC]

         1. Information (News, Business news, Weather)      :25% of all hits

         2. Community (Dating Zone, Chat, Pride Guide)      :16% of all hits

         3. Search (Phone directory, Yellow pages,
            Doctor search, Jobs)                            :15% of all hits

Deutsche Telekom                             Conference Call; November 30, 2000

T-ONLINE


Strong growth in minutes and e-commerce revenues

ACCESS : MINUTES/MONTH/SUBSCRIBER

                         [SUBSCRIBER ACCESS BAR GRAPH]

                   1997     1998     1999     2000
                   ----     ----     ----     ----
H1/                190      225      300
H2/                205      245      350
Q1-Q3                                          501

E-COMMERCE AND ADVERTISING REVENUES

                [E-COMMERCE AND ADVERTISING REVENUES BAR GRAPH]

                  Q1/00         Q2/00        Q3/00
                  -----         -----        -----
                              E million
                  15.9           17.4         27.8

Source: Company data
Deutsche Telekom                              Conference Call; November 30, 2000

T-SYSTEMS

MILESTONES ALONG THE PATH TO SUCCESS

                                                      2000                    2001                                             2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                       Q3/2000    Q4/2000     Q1/2001       Q2/2001      Q3/2001     Q4/2001
                                                       -------    -------     -------       -------      -------     -------
Regulatory approval (Federal Cartel Office)             20.09

Closing debis Systemhaus                                           01.10

Start of integration process                                       01.10

First time consolidation of debis                                  01.10

New CEO announced                                                  16.11

Implementation plans and budget                                    30.11

Launch of T-Systems brand                                                      01.01

Joint market presence                                                          01.01


Deutsche Telekom                              Conference Call; November 30, 2000

T-COM

T-DSL TARIFF INITIATIVES AND CALLING PLANS BOOST ACCESS GROWTH


                               [T-DSL BAR CHART]
Contracts (thousands)

                Jan     Feb    Mar     Apr     May    Jun     Jul    Aug    Sep    Oct     Nov*
                5        7     10      16      44     57       75    122    223    322     450
T-DSL

      November runrate more than 30,000 new contracts per week


                             [AKTIVPLUS BAR CHART]
Customers (millions)

[Chart describing growth in customers beginning at 1 million customers in January to 3.5 million customers as of November 12, 2000]

                        366% growth since year end 1999

*     As of November 27, 2000

**    As of November 12, 2000

Deutsche Telekom                              Conference Call; November 30, 2000

OUTLOOK

TRANSFORMATION GENERATES STRONG GROWTH IN PILLARS AND STABILIZES T-COM REVENUES

                                                                                  T-Com
Revenue                                                                             &
% of total       T-Mobile*          T-Online                T-Systems             Others**

Q3 2000             22%                 2%                       9%                 67%

Q3 1999             13%                 1%                       8%                 78%

                                    NETWORKS

*    Including One2One and max.mobil.

** Including all other activities such as Carrier Services, Value Added Service, Broadcasting and Broadband Cable, Terminal Equipment, MATAV and SIRIS.

     Please note that this revenue breakdown deviates from our normal segment reporting according to FAS 131.


Deutsche Telekom                              Conference Call; November 30, 2000

FINANCIALS

DR. KARL-GERHARD EICK
CFO



Deutsche Telekom                              Conference Call; November 30, 2000

FINANCIAL HIGHLIGHTS

Q1 - Q3/2000 compared to 1999

E billions                       Q1-Q3/00       Q1-Q3/99       (change)%(1)
----------                       --------       --------       ------------
Revenue                             29.2           25.6           +14.3%
EBITDA(2)                           17.7           11.3           +57.3%
Consolidated net income(3)           8.4            1.3           +575%
EPS (in Euro)                        2.8            0.4           +534%

E billions                        30/09/00      30/09/99       (change)%
----------                        --------      --------       -----------
Gross financial liabilities           62.1         38.5           +61.3%
Net financial liabilities             55.4         22.1           +150%
Employees (Group)(4)               207,568       193,076          +7.4%
- of which DTAG                    129,151       142,567          -9.4%

1) Based on exact million figures.

2) Including sale of GlobalOne, Wind, CATV NRW+Hesse, dilution T-Online, comdirect, MTS, asset disposal, and others.

3) According to German GAAP.

4) Absolute numbers.

Deutsche Telekom                              Conference Call; November 30, 2000

SELF FINANCING CAPABILITY

Q1 - Q3/2000

Cash Effects            E Billion
------------            ---------
Global One                 2.9

T-Online                   3.1

WIND                       2.7*

Cable NRW+Hesse            3.0

Cash Flow                  7.0
                         -------
Total                     18.7
                         =======

* Payable to H1/2001

 -    Non core asset disposals started well ahead of competition

 - Portfolio streamlining program to continue over the foreseeable future

 -    Strong cashflow and further carve outs planned



Deutsche Telekom                              Conference Call; November 30, 2000

MOBILE COMMUNICATIONS

EBITDA improvement in Q3/2000



                               [EBITDA BAR GRAPH]

                         EBITDA* per quarter

              Q1/00     Q2/00      Q3/00
              -----     -----      -----
                     E million
               412       168        546
Margins        22%        8%        23%

* Unadjusted

-     Revenue growth of 95%

-     Strong EBITDA improvement in Q3 predominantly driven by German operation:

      -     lower SACs on prepay compared to Q1 and Q2

      -     Increase in contract ARPU to E 47.7 in Q3 (Q2:E 46)

      - Prepay ARPU stabilized at E 12 in Q3 (Q2: E 12.3) despite continuous strong customer growth

-     Q3 EBDITA also positively influenced by MTS-IPO (E 110M)


Deutsche Telekom                              Conference Call; November 30, 2000

MOBILE PENETRATION IN GERMANY

Subscriber acquisition costs decrease as penetration levels out
Penetration %

                           [PENETRATION % LINE GRAPH]

                 [SUBSCRIBER ACQUISITION AND RETENTION COSTS]

[Chart describing increase in penetration levels between 1995 and 2003 from less than 10% in 1995 to over 80% by 2003 and subscriber acquisition and retention costs]

Deutsche Telekom                              Conference Call; November 30, 2000

T-ONLINE*

Importance of non-access revenues grows

                          REVENUES/NON-ACCESS REVENUES
                                  [BAR GRAPH]

                                 Q1/00             Q2/00               Q3/00
                                 ------            -----               -----
Total revenue in Euros(m)        173.8            179.1               189.6

% of non-access revenue           11.4%            12.2%               17.1%

-  Non-access revenues grow to 17.1% of total revenues in Q3/00

-  Nine months revenue grows by 86.5 % to E542.6 million

- EBITDA in first nine months at E -14.4 million (E -53.5 million excluding comdirect-IPO)

*  On a standalone basis

Deutsche Telekom                              Conference Call; November 30, 2000

DATA COMMUNICATIONS

Participating in strong market growth

                               EBITDA* PER QUARTER

                                  [BAR GRAPH]

                                 Q1/00             Q2/00               Q3/00
                                 ------            -----               -----
                                                 E million
Ebitda                             261              350                  373
Margins                           35.2%            39.3%                39.6%

- Revenue growth of 21.2% compared with 12.2% in the same period of the previous year

- In Q1 EBITDA was negatively influenced by approximately E80 million relating to the disposal of non-current assets and additions to accruals

-     Shift from commodity products to managed networks



* Unadjusted

Deutsche Telekom                              Conference Call; November 30, 2000

NETWORK COMMUNICATIONS

Diminishing dependence on long distance revenues

                              [REVENUES BAR GRAPH]


                                         Q1-Q3/98       Q1-Q3/99       Q1-Q3/00
                                         --------       --------       --------
                                                       E billion
Total revenues                           26.0             25.6           29.2
Long distance revenues                    6.4              3.4            2.3
Long distance vs total revenues          24.7%            13.1%           8.0%



- Long distance versus total revenues has decreased from 25% in Q3/1998 to only 8% in Q3/2000

- A long distance call to New York costs as much as a long distance call to Hamburg

- We have one of the most competitive long distances call rates in the world



Deutsche Telekom                              Conference Call; November 30, 2000

NETWORK COMMUNICATIONS

EBITDA remains stable

                        [EBITDA* PER QUARTER BAR CHART]

                                 Q1/00             Q2/00               Q3/00
                                 ------            -----               -----
                                                 E million
EBITDA                            1,535             1,560                1,576
Margins                            38.6%             43.0%                44.1%


-     Stable EBITDA and margins

- EBITDA negatively influenced in Q1 by disposition of non-current assets and additions to accruals (approx. E 260 million)

-     Accumulated EBITDA Q1-Q3: E 4.7bn

* Unadjusted


Deutsche Telekom                              Conference Call; November 30, 2000

EBITDA MARGINS BY SEGMENT*

Strong third quarter 2000


                                                                                          Q1/00
                                                       EBITDA (%)                           -
                                         Q1/00           Q2/00           Q3/00            Q3/00
                                         -----           -----           -----            -----
Network communications                    38.6            43.0            44.1            41.8
Carrier services                          22.3            36.7            55.1            39.6
Data communications                       35.2            39.3            39.6            38.2
Mobile communications                     21.8             7.7            23.1            17.5
Broadcasting/broadband cable              61.7            50.5           771.3           263.1
Terminal equipment                        23.4             7.1             6.3            12.7
Value-added services                      13.3             9.3             3.1             8.4
Other international activities            31.9            41.4            36.2            36.6
Other segments                           732.2           837.9            -2.2           533.1
                                         -----           -----             ---           -----
Deutsche Telekom Group                    59.2            57.0            65.6            60.7
                                         -----           -----             ---           -----

* Including sale of GlobalOne, Wind, CATV NRW+Hesse, dilution T-Online, comdirect, MTS, asset disposal, and others.


Deutsche Telekom                              Conference Call; November 30, 2000

OUTLOOK


-     Expected revenue growth for 2000 between 14% and 15%

- Mobile EBITDA margin may temporarily decrease in Q4 due to the Christmas business

- Consolidation of debis Systemhaus in Q4 2000 will increase data communications revenues but will have a limited effect on EBITDA due to the nature of the business

- International revenue contribution is expected to grow to over 25% of group revenues in 2001


Deutsche Telekom                              Conference Call; November 30, 2000
                                                                        Page  27